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                           April 19, 2023

       Lloyd Beatty, Jr.
       President and Chief Executive Officer
       Shore Bancshares, Inc.
       18 E. Dover Street
       Easton, MD 21601

                                                        Re: Shore Bancshares,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 14,
2023
                                                            File No. 333-271273

       Dear Lloyd Beatty:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance